Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. for Registration Statement
on Form S-4: 333-158974

Investor Presentation June 2009

Forward-Looking Statement This presentation includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company's plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "may," "can," "could," "might," "will" and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future. Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex's stockholders to approve the proposed merger; the failure of Pulte's stockholders to approve either the charter amendment increasing the number of authorized shares of Pulte's common stock or the issuance of Pulte's common stock to Centex stockholders; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and other raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte's and Centex's businesses; shortages and the cost of labor; weather related slowdowns; slow growth initiatives and/or local building moratoria; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte's and Centex's Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission (the "SEC") for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

Company Overview Pulte Homes is one of America's largest homebuilding companies with operations in 48 markets and 25 states During our 59-year history, the company has delivered more than 500,000 new homes Pulte Homes ranked highest in the 2008 annual J.D. Power and Associates(r) New Home-Builder Customer Satisfaction Study, and has earned more top-three finishes than any other homebuilder since 2000 Under our Del Webb brand, Pulte is the nation's largest builder of active adult communities for people age 55 and older

Presentation Agenda Industry Conditions Pulte's Short-Term Tactics & Long-Term Focus Opportunities with the Centex Merger Long-term Drivers Remain Supportive

Industry Conditions

Industry Conditions Remain Challenging... Dec '03 Mar '04 Jun '04 Sep '04 Dec '04 Mar '05 Jun '05 Sep '05 Dec '05 Mar '06 Jun '06 Sept '06 Dec '06 Mar '07 Jun '07 Sept '07 Dec '07 Mar '08 June '08 Sep '08 Dec '08 Mar '09 Apr '09 New Home Sales 1129 1276 1180 1214 1242 1324 1272 1253 1259 1121 1078 1022 1019 830 797 699 600 513 499 434 344 351 352 Source: U.S. Census Bureau SAAR Data Demand remains weak Buyers unwilling or unable to take on new mortgages U.S. consumer becoming a "saver" Move-up buyers unable to sell existing homes Tough economic conditions hurting consumer confidence Housing supply remains high Foreclosures represent sustained volume of low-priced inventory Traditional sellers unable to accept market-clearing price Cancellation rates remain above historical levels But some stability is beginning to surface

Industry Data Points Modestly Better Public reports indicate that some markets/ communities showing better traffic and sales Week-to-week trends are still "choppy" Cancellation rates are less volatile Consumer confidence showing signs of recovery Second-derivative numbers are "less bad" Overall inventory trending lower The U.S. housing market may be transitioning to a new stage, but too early to tell

Short-Term Tactics and Long-Term Focus

Appropriately Reducing Land & House Inventory Land pipeline cut by 2/3 since peak Acquisition and development limited to current projects and faster-turning finished lots Balancing reduction with need to retain A-rated land positions Hard to replace assets, even in today's environment Squeezing speculative units Q1 '09 count of approximately 2,400 specs down 32% from prior quarter Cancellations still a source of new spec inventory Goal is to control specs and drive down total homes under production in each market '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 Mar '09 Owned 39474 40833 81268 82835 120420 158005 173783 158841 131385 97473 98578 Optioned 26904 34081 34778 43777 66000 125773 133355 62709 24813 23323 22901 Pending 15220 18199 25089 48747 70500 59640 55477 9097 1660 104 Lots Under Control

Continuing to Control Cash and Costs Ended Q1 2009 with $1.75 billion in cash, and no debt outstanding under revolver Expect to be cash-flow positive for 2009 Initiatives underway to reduce house costs and capture efficiencies in lower-production environment Recent house optimization yielded significant cost savings Ongoing reductions in SG&A Q1 2009 homebuilding overhead down 41% compared with prior year Centralizing select functions to lower total cost Difficult to stay ahead of slowdown Q1 Q2 Q3 Q4 2007 281.653 295.213 236.61 249.348 2008 201.937 177.643 191.997 205.096 2009 119.444 SG&A ($ millions)

Maintaining a Solid Capital Structure Debt-to-cap target remains 40% or lower Higher debt-to-cap largely due to FAS 109 deferred tax asset charges and non-cash land impairment charges Average senior note maturity is 12+ years No major maturities until 2011 Undrawn revolving credit facility matures in 2012 1997 1998 1999 2000 2001 '02 '03 '04 '05 '06 Q1 '07 Q2 '07 Q3 '07 '07 '08 Q1 '09 Net-Debt-to-Cap 0.271 0.311 0.306 0.283 0.438 0.32 0.336 0.36 0.286 0.312 0.35 0.375 0.396 0.359 0.348 0.379 Debt-to-Cap 0.4182 0.3822 0.328 0.3519 0.44 0.409 0.38 0.387 0.3624 0.35 0.354 0.379 0.403 0.446 0.528 0.576 Debt-to-Capitalization

Strategies and Opportunities with Centex Merger

Synergy Savings Estimated at $350 Million Elimination of duplicate overhead: Corporate savings estimated at $100 million Field savings estimated at $150 million Planned debt pay-down expected to save $100 million in annual interest expense Merger provides savings opportunities that competitors can't realize Additional savings opportunity through production efficiencies / purchasing synergies Company expects to realize significant portion of estimated cost savings in first full year with full amount by third year

Merger Helps Balance Overall Market Position Resulting company will have top-3 position in 25 of the top 50 U.S. markets Increased exposure to first- time buyer segment, which can recover faster Centex's faster turning communities and associated land positions complement longer active adult positions 2008 Closings By Buyer Profile* 2008 Closings By Buyer Profile* 2008 Closings By Buyer Profile* Stand-alone Pro Forma Active Adult 45% 29% 2nd Move Up Buyer 13% 12% 1st Move Up Buyer 25% 27% 1st Time Buyer 17% 32% *Based on company estimates

Best Collection of Brands in the Industry High awareness High quality Strength in move- up segment Industry-leading awareness in the active adult segment High quality Strong "pulling power" across the country 45+ years of active adult focus High awareness High quality Strength in entry level and move-up segment High awareness in Texas High quality Strength in entry level segment High awareness in Florida High quality Operating exclusively in Florida Emphasis on move-up and active adult homebuyers Pulte's historical focus on customer segmentation aligns well with expanded brand portfolio

Shared Commitment to Quality Pulte and Centex are recognized industry leaders in product quality and customer satisfaction Pulte and Centex have been the two most recognized builders in annual J.D. Power study with more top-three finishes than any other companies History shows that quality pays: Lowers customer acquisition costs Advantage in working with local municipalities to get land entitled Reduces service expense and litigation risk

Opportunities for Creating Shareholder Value Strong pro forma balance sheet with $3.4 billion in cash (as of 3/31/09) Significant synergy potential Focused on core business and related customer segmentation and branding strategies Enhanced earnings and growth opportunities

Long-term Business Drivers Remain Positive

Macro Factors Remain Favorable '00 '05 '10 '20 '30 '40 East 282.194 295.896 308.936 335.805 363.584 391.946 Data from Census Bureau shows U.S. population passed 300 million people in 2007 Rate of growth accelerating, with population expected to be near 400 million by 2040 Source: U.S. Census Bureau

Macro Factors Remain Favorable According to the Joint Center for Housing Studies: Total household growth in the next decade will range from 1.3 million to over 1.4 million homes annually Immigration will be an important driver 1995-2000 2000-2006 2010-2020* 2010-2020** East 1.15 1.375 1.43 1.29 Source: Joint Center for Housing Studies 2008 *Assumes recent pace of immigration **Assumes 30% reduction in immigration

Market Opportunity for Active Adult Buyers Demographics continue to drive long-term demand Buyer segment remains largest and most affluent Buyers are balancing discretionary purchase with lifestyle desires Similar to other move-up segments, buyers typically need to sell an existing home Some will wait for rebound, others anxious for next stage of life Source: U.S. Census Bureau U.S. Population Over Age 55 (in millions) 1985 1990 1995 2000 2005 2010 2015 2020 55-59 11.23 10.47 11.89 13.32 16.83 19.17 21.39 21.41 60-64 10.91 10.62 10.64 10.67 12.84 16.24 18.51 20.69 65-69 9.34 10.08 9.75 9.43 10.09 12.16 15.43 17.63 70-74 7.52 8.02 8.39 8.75 8.38 9.01 10.92 13.91 AGE

Competitive Advantages of Pulte Homes Geographic and segment diversity allows early participation in demand recovery Experienced management team at both the corporate and field levels Pending merger with Centex creates opportunities that competitors can't match Operating and financial discipline to survive extended economic downturn

Summary Signs to look for as stabilization does occur: Improving buyer sentiment Positive traffic and order trends Months' supply of homes (new and existing) decline Cancellation rates retreating toward historical levels Pulte continues to focus on its short-term tactics Generate cash / balance sheet focused Intelligently manage land and house inventory Drive costs lower Aggressively reduce house construction costs Match SG&A costs to existing levels of buyer demand Long-term drivers remain supportive of future demand

Questions

In connection with the proposed transaction Pulte has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pulte and Centex that also constitutes a prospectus of Pulte. At the appropriate time, Pulte and Centex will mail the definitive joint proxy statement/prospectus to their respective shareholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website at www.sec.gov, by accessing Pulte's website at www.pulte.com under the heading "Investor Relations" and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex's website at www.centex.com under the heading "Investors" and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000. Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte's directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex's directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above. Additional Information